MOMENTIVE PERFORMANCE MATERIALS INC.

22 Corporate Woods Boulevard

Albany, NY 12211

May 4, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Momentive Performance Materials Inc.

and the other Registrants (as defined below)

Registration Statement on Form S-1 (File No. 333-175800)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “Registration Statement”) of Momentive Performance Materials Inc. (the “Company”) and certain of the Company’s subsidiaries set forth below (together with the Company, the “Registrants”) be accelerated to May 7, 2012 at 11:00 a.m. Eastern Time or as soon thereafter as may be practicable.

Each of the Registrants hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Registrants of their awareness of their responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

If you have any questions regarding the foregoing, please contact David S. Huntington (212-373-3124) or David E. Sobel (212-373-3226) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Very truly yours,

Momentive Performance Materials Inc. Momentive Performance Materials Worldwide Inc. Momentive Performance Materials USA Inc.
Momentive Performance Materials China SPV Inc. Momentive Performance Materials South America Inc. MPM Silicones, LLC
Momentive Performance Materials Quartz, Inc. Juniper Bond Holdings I LLC Juniper Bond Holdings II LLC
Juniper Bond Holdings III LLC Juniper Bond Holdings IV LLC

By:	/s/ Douglas A. Johns
Name:	Douglas A. Johns
Title:	Executive Vice President,
General Counsel and Secretary

Cc:	David S. Huntington, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP